1.10 Permitted Use: Office warehouse and assembly of water purifying machines and related uses. [See Section 6.01]

1.11 Party to whom Tenant is to deliver payments under this Lease is the Landlord, unless one of the following boxes is checked, in which case Tenant shall deliver payments to: ☐ Principal Broker, or ☐ Other [Set forth name and address, if other than Landlord or Principal Broker]:

____

____

1.12 Principal Broker: Dunn Commercial Management Inc., is acting as the agent for Landlord exclusively, unless one of the following boxes is checked, in which case Principal Broker is acting as: ☐ the agent for Tenant exclusively, or ☐ an intermediary.

Principal Broker's Address: 1202 Corporate Dr. West
Arlington Texas 76006
Telephone: (817)640-9964 Fax: (817)640-1217
Email: david.dunn@svn.com

1.13 Cooperating Broker: DFW Executive Realty, is acting as the agent for Tenant exclusively, unless one of the following boxes is checked, in which case Cooperating Broker is acting as: ☐ the agent for Landlord exclusively, or ☐ an intermediary.

Cooperating Broker's Address: 5608 Malvey Ave Suite 208 Fort Worth, TX 76107

Telephone: (817)680-9134 Fax: ______________
Email: edwash1@msn.com

1.14 The Professional Service Fee (the **"Fee"**):

A. The percentages applicable in Section 15.01 and Section 15.02 to leases will be 3.380 % of the Base Rent to Principal Broker and 3.380 % of the Base Rent to Cooperating Broker. If the Fee is based on an amount per square foot, that amount is $ ______________ per square foot to Principal Broker and $ ______________ per square foot to Cooperating Broker. The Fee will be paid in the manner described in Subsection 15.01A (half on execution and half on the Commencement Date), unless this box ☐ is checked, in which case the Fee will be paid in the manner described in Subsection 15.01B (monthly).

B. The percentages applicable in Section 15.03 in the event of a sale will be 3.000 % to Principal Broker and 3.000 % to Cooperating Broker.

1.15 Disclosure of Dual Capacity as Broker and Principal. ***[Complete if applicable]***

A. ______________________________ is a licensed Texas real estate broker and is acting in a dual capacity as broker for Landlord and as a principal in this transaction, as he or she may be Landlord (or one of the owners of Landlord).

B. ______________________________ is a licensed Texas real estate broker and is acting in a dual capacity as broker for Tenant and as a principal in this transaction, as he or she may be Tenant (or one of the owners of Tenant).

1.16 Exhibits and Addenda. Any exhibit or addendum attached to this Lease (as indicated by the boxes checked below) is incorporated as a part of this Lease. Any term not specifically defined in an Addendum will have the same meaning given to it in the body of this Lease.

☐	Exhibit "A"	Survey and/or Legal Description of the Property
☐	Exhibit "B"	Floor Plan and/or Site Plan
☒	Exhibit "C"	Information About Brokerage Services
☐	Exhibit "D"	Other ______________